EX-99 (d) (xvii)

AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2005, is to the Investment Management Agreement made as of the 15th day of March, 1994 (the “Agreement”) by and between Templeton Growth Securities Fund, a series of Franklin Templeton Variable Insurance Products Trust, a Massachusetts business trust (the “Fund”), and Templeton Global Advisors Ltd (the “Investment Adviser”).

WITNESSETH:

WHEREAS, both the Investment Adviser and the Fund wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following amendment at a meeting called for such purpose on April 19, 2005.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

The Fund agrees to pay to the Investment Adviser a monthly fee in dollars, at the annual rate of the Fund’s daily net assets, as listed below, payable at the end of each calendar month:

1.000% up to and including $100 million

0.900% over $100 million, up to and including $250 million

0.800% over $250 million, up to and $500 million

0.750%, over $500 million, up to and including $1 billion

0.700% over $1 billion, up to and including $5 billion

0.675% over $5 billion, up to and including $10 billion

0.655% over $10 billion, up to and including $15 billion

0.635% over $15 billion, up to and including $20 billion

0.615% over $20 billion

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

By:
Murray L. Simpson
Vice President and Secretary

TEMPLETON GLOBAL ADVISORS LTD

By:
Martin L. Flanagan
Executive Vice President